Exhibit 3.12
CERTIFICATE OF INCREASE
OF
SHARES DESIGNATED
AS
SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
* * * * *
     Brooks Automation, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware,
     DOES HEREBY CERTIFY:
     That a Certificate of Designations, Preferences and Rights of the Series A Junior Participating Preferred Stock was filed in the office of the Secretary of State on August 6, 1997 and a Certificate of Increase of Shares Designated as Series A Junior Participating Preferred Stock was filed in the office of the Secretary of State on May 13, 2002.
     That the Board of Directors of said corporation at a special meeting held on October 25, 2005, at which quorum was present and acting throughout, duly adopted a resolution authorizing and directing an increase in the number of shares designated as Series A Junior Participating Preferred Stock of the corporation from 101,500 to 126,500 shares, in accordance with the provisions of section 151 of the General Corporation Law of the State of Delaware.
     IN WITNESS WHEREOF, said Brooks Automation, Inc. has caused this certificate to be signed by Thomas S. Grilk, its Senior Vice President, General Counsel and Secretary this 27th day of October, 2005.

BROOKS AUTOMATION, INC.

By:	/s/ Thomas S. Grilk

Name:	Thomas S. Grilk
Title:	Senior Vice President, General
Counsel and Secretary